

GREAT QUEST METALS LTD.

082-03116



Tel: 604-689-2882
Fax: 604-6[illegible]
Website: www.greatquest.com
Email: info@greatquest.com

Great Quest Intersects One Metre of 56.77 Grams per Tonne Gold in a Second Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce results of Phase 3 of the 2006 diamond-drill program on the Kenieba concession, western Mali, West Africa. Phase 1 and 2 of the 2006 drill program consisted of testing the Djambaye 2 gold zone to east and south. The Djambaye 2 zone has been the Company's main area of focus of drilling in 2005 and 2006. During Phase 3, Great Quest tested 4 additional zones, the Djambaye 1, Sansanto, Konate and an unnamed zone in the Kabaya 1 area. Below are the results of drill hole intersections:

Drill Hole	Zone	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 37-06	Djambaye 1	45.70 - 53.60	7.90	8.02
Including	Djambaye 1	46.70 - 47.70	1.00	56.77
KN 38-06	Sansanto	84.20 - 87.30	3.10	0.85
Including	Sansanto	84.20 - 85.20	1.00	1.66

The Djambaye 1 gold zone is 375 m east of the Djambaye 2 zone. Gold on the Djambaye 1 is found in quartz veins associated with north-south diorite dykes. On the surface, the Djambaye 1 has been traced for 1,000 m and is the site of extensive orpaillage. It is also open in both directions. This adds a very important element to the Company's program on the Kenieba concession, for it gives the Company two zones to explore.

Gold mineralization in the Sansanto zone is centered in a north-south diorite dyke 950 m east of the northern part of the Djambaye 2 zone. Although under 6 m of alluvium, it has been traced for 400 m and is open to the north and south. Results will be followed up. Two holes were drilled across the Konate zone, which is a northeast zone of quartz-veins, -breccia and -stringers. Anomalous gold was found. This included 7.50 m of 0.36 g/t gold in KN 39-06 from 32.00 to 39.50 m and 1.20 to 1.90 m of 0.25 to 0.29 g/t gold in three places in KN 40-06. Two holes were drilled into in an area with gold mineralization west of the Konate zone with no significant gold detected.

The next order of business will be to complete a mineral reserve study on the Djambaye 2 gold zone, where drilling has been completed over 1,100 m of the known 3,131 m length of the zone. The deepest intersection of the zone was 110 m. Great Quest is planning to resume drilling in early November, 2006. Although drilling will be focused on the Djambaye 2 zone, the program will include further testing of the Djambaye 1 as well as preliminary drilling on some of the other zones on the Kenieba concession. Exploration is currently in progress on the Bourdala concessions.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of gold. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

7/27

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

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The TSX Venture Exchange has neither approved nor disapproved the information enclosed in this release. The statements that are not historical facts and are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results.